March 29, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (212) 455-2502

Thomas J. Riordan, Esq.
Senior Vice President, Law & Administration
Rockwood Holdings, Inc.
100 Overlook Center
Princeton, NJ 08540

Re: 	Rockwood Holdings, Inc.
	Form S-1 filed February 11, 2005
	File No. 333-122764

Dear Mr. Riordan:

	We have reviewed your response letters dated March 18, 2005 and
March 23, 2005 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1 FILED FEBRUARY 11, 2005

Business Strategy, page 4

1. We note your response to prior comment 15. You state that the senior secured credit agreement permits each of these adjustments, notwithstanding the fact that some may have occurred in more than one year. We remind you that Question 10 of the FAQ Regarding the Use of
Non-GAAP Financial Measures discusses the disclosure of non-GAAP financial measures included in credit agreements. Specifically, if the covenant is a material term of a material credit agreement and you believe that information about the covenant is material to an investor`s understanding of your financial condition and/or liquidity, it is appropriate for you to present this measure as calculated by the debt covenant in MD&A with other specified disclosures. However, discussion of this non-GAAP financial measure for other purposes would not be permitted unless otherwise allowable under Item 10(e) of Regulation S-K. It appears that you are presenting these amounts for multiple purposes, which include the disclosure of a material covenant in a material credit agreement. Given this, we believe you must comply with Item 10(e) of Regulation
S-K. Please explain how your characterization of each of the charges and gains presented in Note 9 and 10 as "special" complies with Item
10(e)(1)(ii)(B) of Regulation S-K or revise your description of the charges and gains.

Unaudited Pro Forma Condensed Combined Financial Information, page
44

2. Please ensure that your pro forma balance sheet, capitalization table, and your disclosures throughout the filing reflect the dividend payment referred to in your response to prior comment 93.

Note 7.  Long-Term Debt, page F-20

3. We note your response to prior comment 86.  Please demonstrate how
you determined that the refinancing which occurred on July 23,
2003
resulted in substantially different debt instruments, and therefore should have been accounted for as a debt extinguishment. It appears that this refinancing resulted in the exchange of $883.3 million of outstanding debt and $2.4 million of accrued interest for new aggregate borrowings of $886 million.

Note 8.  Taxes on Income, page F-23

4. We note your response to prior comment 88. We remind you that paragraph 23 of SFAS 109 states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years.

One of the factors that you believe provides positive evidence regarding the realizability of a U.S. federal deferred tax asset is the amount of future taxable income based on adjusted historical taxable results. Please address the following comments regarding this factor:
* Paragraph 24(c) of SFAS 109 states that positive evidence that might support a conclusion that a valuation allowance is not needed would include evidence indicating that the loss (for example, an unusual, infrequent, or extraordinary item) is an aberration rather than a continuing condition. Given that you incurred foreign exchange gains (losses) and restructuring costs in multiple years, it is not clear why you are adjusting your historical loss for these amounts;
* It is not clear why the foreign exchange gains (losses) presented in your response do not agree to the amounts reported on page 13 of your Form S-1 based on the description provided in note (3); and
* Please help us understand why you are including the "EPA to ACQ Income Impact" as an adjustment to your historical results. Tell us whether these amounts are included in the projections of future taxable income provided in your response.

Regarding the tax planning strategies, please tell us whether you have committed to selling or have any contracts in place to sell any of the U.S. Businesses.

Note 10.  Employee Benefit Plans, page F-25

5. We note your response to prior comment 90.  At December 31,
2003
your accumulated benefit obligation was $47.3 million and your fair value of plan assets was $25.8 million, resulting in a difference of
$21.5 million. Given this, it is not clear how the recording of $17.2 million of accrued benefit liabilities complies with paragraphs
36 and 37 of SFAS 87. Please provide a comprehensive explanation which demonstrates how your accounting complies with SFAS 87.

Note 11.  Stock-Based Compensation, page F-29

6. We note your response to prior comment 91. Your performance options have vesting schedules over an eight year period. Other forms of stock-based compensation vest over shorter periods. Specifically, restricted stock vests over three years and time options vest over five years. Please tell us what considerations were given to these vesting periods in determining it was appropriate to account for these options using fixed plan accounting. Please also tell us whether you have employment agreements with any of the employees who were granted performance options. If so, tell us the terms of these agreements including renewal provisions as well as what considerations were given to these agreements in determining it was appropriate to account for these options using fixed plan accounting.

7. Please disclose how you accounted for the modification of the performance targets in October 2004. Please also tell us how your accounting complies with FIN 44.

8. We note your response to prior comment 93. You state that the range of the offering price is currently expected to be $850 to $1050
(after giving effect to a dividend payment of $100 million from the net proceeds). Tell us the range of the expected offering price prior to giving effect to this dividend payment.


9. You state that you negotiated a price of $500 per share with DLJMB based on your financial condition, historic results of operations, business prospects and the forecast of the combined entity resulting from the acquisition. Please address the following:
* Please tell us what specific financial information was given to DLJMB when negotiating the price of $500;
* Please provide us with a summary of the forecasts given to DLJMB, which should include sales, gross profit, operating income, and net income;
* Please tell us whether the forecasted results of operations for the year ended December 31, 2004 were consistent with the actual results of operations for the year ended December 31, 2004. Please explain any significant differences; and
* Please tell us whether there have been any significant changes to your forecasts since providing them to DLJMB. If so, provide us with a summary of your most recent forecasts, which should include sales, gross profit, operating income, and net income, and explain any significant differences.

10.	It remains unclear to us how your common stock value
increased
from $500 per share at November 30, 2004 to a range of $850 to
$1050
(after giving effect to a dividend payment of $100 million from the
net proceeds), which represents an increase in value of 70% to
110%
in an approximately four month period. Given that these amounts reflect the dividend payment, the actual increase in value will be higher. Please provide a reconciliation between the $500 to the expected IPO range prior to giving effect to the dividend payment; this reconciliation should show the estimated impact of each significant factor contributing to the difference in values.


ROCKWOOD SPECIALTIES GROUP`S
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2003

Comment applicable to your overall filing

11.	Please address the comments above in the future filings of
Rockwood Specialties Group, as applicable.

*	* 	*

Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      Please direct questions regarding accounting comments to Nudrat
Salik, Staff Accountant, at (202) 942-7769, or in her absence, to Rufus Decker, Branch Chief (Accounting) at (202) 942-1774. Direct questions on other disclosure issues to Lesli Sheppard at (202) 942-
1887 or the undersigned at (202) 942-2864.

			Sincerely,




					Jennifer R. Hardy
					Legal Branch Chief


cc:	Roxanne Reardon, Esq.
	Simpson Thacher & Bartlett LLP
	425 Lexington Ave.
	New York, NY 10017

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Thomas J. Riordan, Esq.
March 29, 2005
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE